COLOR OF LAW WARNING
PURSUANT TO 18 U.S.C. § 242

TO: Any officer, employee, or agent of the United States Government, including but not limited to the Federal Reserve System, the U.S. Securities and Exchange Commission, the U.S. Department of the Treasury, and any associated instrumentalities.

FROM: JOHN PETER LEACH LTD
Company No.: 16047988
LEI: 984500DD5D68ECB2D538
SEC File No.: 000-56865
SEC CIK: 0002088960

DATE:25TH JULY 2026

NOTICE AND WARNING

1. AUTHORITY OF LAW

The undersigned, JOHN PETER LEACH LTD, is a duly incorporated private limited company registered under the laws of England and Wales, United Kingdom, and is a Reporting Issuer with the U.S. Securities and Exchange Commission under File No. 000-56865. The Company has filed and perfected security interests, commercial instruments, and resolutions with the SEC and other relevant authorities, all of which are matters of public record.

2. RIGHTS ASSERTED

The Company and its authorized representatives are exercising rights protected under:

The Constitution of the United States of America (including but not limited to Article I, Section 9, Clause 3; Article VI, Clause 2; and the Fifth, Seventh, and Fourteenth Amendments);
The Securities Exchange Act of 1934 (15 U.S.C. § 78a et seq.);
The Uniform Commercial Code;
The Universal Declaration of Human Rights;
The Treaty of Peace and Friendship between the United States and Morocco (1787);
The Articles of Confederation;
The United Nations Declaration on the Rights of Indigenous Peoples.

3. WARNING PURSUANT TO 18 U.S.C. § 242

18 U.S.C. § 242 provides:

"Whoever, under color of any law, statute, ordinance, regulation, or custom, willfully subjects any person in any State, Territory, Commonwealth, Possession, or District to the deprivation of any rights, privileges, or immunities secured or protected by the Constitution or laws of the United States, or to different punishments, pains, or penalties, on account of such person being an alien, or by reason of his color, or race, than are prescribed for the punishment of citizens, shall be fined under this title or imprisoned not more than one year, or both; and if bodily injury results from the acts committed in violation of this section or if such acts include the use, attempted use, or threatened use

of a dangerous weapon, explosives, or fire, shall be fined under this title or imprisoned not more than ten years, or both; and if death results from the acts committed in violation of this section or if such acts include kidnapping or an attempt to kidnap, aggravated sexual abuse, or an attempt to commit aggravated sexual abuse, or an attempt to kill, shall be fined under this title, or imprisoned for any term of years or for life, or both, or may be sentenced to death."

4. APPLICATION TO THIS MATTER

Any officer, employee, or agent of the United States Government who:

Rejects, ignores, or fails to process this application, filing, or resolution without due process of law;
Deprives the Company or its authorized representatives of any right, privilege, or immunity secured by the Constitution or laws of the United States;
Acts under color of law to hinder, delay, or obstruct the lawful exercise of the rights herein asserted;
...shall be deemed to have been WARNED of the provisions of 18 U.S.C. § 242 and shall be held personally liable for any such violation.

5. PRESERVATION OF RIGHTS

The Company expressly reserves all rights, including the right to seek criminal prosecution, civil damages, injunctive relief, and any other remedy available at law or in equity for any violation of this warning.

6. EFFECTIVE DATE

This Warning is effective immediately upon service and remains in full force and effect until rescinded in writing by the undersigned.

SIGNED AND ISSUED THIS 25 DAY OF JULY, 2026

John Peter Leach
Sole Director and Person with Significant Control
JOHN PETER LEACH LTD
SEC Registrant (CIK 0002088960 / File No. 000-56865)